Filed Pursuant to Rule 424(b)(3)
Registration No. 333-116076

PROSPECTUS

3,777,419 Shares

Laidlaw International, Inc.

Common Stock

        We may offer from time to time in one or more offerings up to a total of 3,777,419 shares of our common stock. To the extent required, the specific terms and amounts of the securities will be fully described in a prospectus supplement that will accompany this prospectus. Please read both this prospectus and any prospectus supplement carefully before you invest.

      We will not receive any proceeds from the sale of the shares of common stock. The 3,777,419 shares of common stock to be offered are held in a trust pursuant to a settlement agreement between us and the United States Pension Benefit Guaranty Corporation. The net proceeds from any sale of shares of common stock will be contributed to certain pension plans of our subsidiary, Greyhound Lines, Inc., pursuant to the settlement agreement. See “Use of Proceeds.”

      Our common stock is traded on the New York Stock Exchange under the symbol “LI” and on the Toronto Stock Exchange under the symbol “BUS.” On June 9, 2004, the last reported sale prices of our common stock on the New York Stock Exchange and Toronto Stock Exchange were $12.72 per share and Cdn. $17.07 per share, respectively.

      Investing in our common stock involves risks. Please consider carefully the “Risk Factors” beginning on page 4 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 14, 2004.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission using a shelf registration process. Under this shelf process, we may offer from time to time in one or more offerings up to a total of 3,777,419 shares of our common stock. To the extent required, we will provide you with a prospectus supplement that will describe the specific terms of the offering. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement together with additional information described below.

      This prospectus does not contain all the information provided in the registration statement we filed with the Securities and Exchange Commission. For further information about us or our common stock, you should refer to that registration statement, which you can obtain from the Securities and Exchange Commission as described below under “Where You Can Find More Information.”

      You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

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WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational reporting requirements of the Securities Exchange Act of 1934. We file reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy the reports, proxy statements and other information at the Public Reference Room of the Securities and Exchange Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these materials at prescribed rates from the Public Reference Room of the Securities and Exchange Commission. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information on a delayed basis regarding registrants, including us, that file electronically with the Securities and Exchange Commission. Our common stock is listed on the New York Stock Exchange under the symbol “LI” and on the Toronto Stock Exchange under the symbol “BUS.” You can also inspect and copy any reports, proxy statements and other information that we file with the Securities and Exchange Commission at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

      We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information about us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits and the financial statements, notes and schedules filed as a part of the registration statement or incorporated by reference into the registration statement. Statements made in this prospectus concerning the contents of any documents that are referred to in this registration statement are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the registration statement or incorporated by reference into the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Securities and Exchange Commission allows us to incorporate by reference into this prospectus the information that we file with the Securities and Exchange Commission. This allows us to disclose important information to you by referring you to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the Securities and Exchange Commission after the date of this prospectus automatically updates and supersedes the information contained in this prospectus and incorporated filings. We have previously filed the following documents with the Securities and Exchange Commission (Commission File No. 000-13109) and are incorporating them into this prospectus by reference:

•	our Annual Report on Form 10-K for the year ended August 31, 2003;

•	the financial statements of Laidlaw International as of August 31, 2003, June 1, 2003 and for the period from June 1, 2003 to August 31, 2003, and the financial statements of Laidlaw Inc. as of August 31, 2002 and for the two years then ended, and for the period from September 1, 2002 to May 31, 2003, and related notes contained in our registration statement on Form S-4 (File No. 333-112309), filed on January 29, 2004 and as amended on March 17, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended November 30, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended February 29, 2004;

•	our Current Reports on Form 8-K dated December 16, 2003, January 27, 2004, February 2, 2004 and March 30, 2004;

•	our Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders held on February 10, 2004, filed on December 19, 2003;

•	our Registration Statement on Form 8-A relating to our common stock, filed on February 3, 2004; and

•	the description of the rights to purchase shares of our Series A junior participating preferred stock contained in our Registration Statement on Form 8-A, filed on February 12, 2004.

      Each document or report that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until the offering of the securities terminates will be incorporated by reference into this prospectus and will be a part of this prospectus from the date of filing of that document.

      You may request a copy of any of these filings, other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by telephoning or writing to us at the following phone number and address:

Laidlaw International, Inc.

Attn: Corporate Secretary
55 Shuman Boulevard, Suite 400
Naperville, Illinois 60563
Telephone: (630) 848-3000

FORWARD-LOOKING STATEMENTS

      We have included or incorporated by reference in this prospectus statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, for example, statements relating to our future operating results and market opportunities, possible asset dispositions and other statements that are not historical facts. These “forward-looking statements” can be identified by the use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “continue,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that those statements are only our predictions. The forward-looking statements included or incorporated by reference in this prospectus are not guarantees of future performances, and should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from those contemplated by these forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained or incorporated by reference in this prospectus will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. See “Risk Factors” for a description of certain of the risks, uncertainties and contingencies that we face.

LAIDLAW INTERNATIONAL, INC.

      As used in this prospectus, all references to “Laidlaw International,” “we,” “us,” “our” and similar references are to Laidlaw International, Inc., a Delaware corporation, and its consolidated subsidiaries.

      We are primarily a bus and healthcare transportation provider in North America. We operate in five reportable business segments: education services, public transit services, Greyhound services, healthcare transportation services and emergency management services. Our education services business is the largest provider of school bus transportation throughout Canada and the United States. Through our public transit services business, we are a leading private provider of municipal public transportation services, specializing in paratransit and fixed route contract services. Our Greyhound business provides scheduled inter-city bus transportation throughout North America and is the only national provider of this service in the United States and Canada. Our healthcare transportation services business provides healthcare-related transportation services to a variety of customers throughout the United States. We also provide emergency management services to hospital-based emergency departments throughout the United States. We are the largest provider of both healthcare transportation services and emergency management services in the United States.

      On June 28, 2001, our predecessor, Laidlaw Inc., a Canadian corporation, and five of its direct and indirect subsidiaries, filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code. In addition, Laidlaw Inc. and Laidlaw Investments Ltd. commenced Canadian insolvency proceedings under the Canadian Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice in Toronto, Ontario. None of Laidlaw Inc.’s operating subsidiaries was included in the filings. On February 27, 2003, the U.S. Bankruptcy Court for the Western District of New York entered an order confirming Laidlaw Inc.’s Third Amended Joint Plan of Reorganization, or the Reorganization Plan. On February 28, 2003, the Ontario Superior Court of Justice issued an order recognizing the U.S. Bankruptcy Court’s confirmation order and implementing it in Canada with respect to Laidlaw Inc.’s Canadian insolvency proceeding.

      On June 23, 2003, we completed our restructuring when the Reorganization Plan became effective. Pursuant to the Reorganization Plan, the creditor groups received a combination of cash and shares of our common stock in exchange for the extinguishment of all claims, liabilities and debt against Laidlaw Inc. In addition, we issued 3,777,419 shares of common stock, which are offered by this prospectus, to a trust in connection with a settlement agreement with the United States Pension Benefit Guaranty Corporation, or the PBGC, relating to the funding level of certain pension plans of our subsidiary, Greyhound Lines, Inc., or the Greyhound Lines Plans. See “Use of Proceeds.”

      In accordance with the terms of the Reorganization Plan, we engaged in an internal restructuring that resulted in our acquisition of, directly or indirectly, all of the assets of Laidlaw Inc. Pursuant to the Reorganization Plan, we domesticated into the United States as a Delaware corporation and changed our name to “Laidlaw International, Inc.” on June 20, 2003.

      Our principal executive offices are located at 55 Shuman Boulevard, Suite 400, Naperville, Illinois 60563 and our telephone number is (630) 848-3000.

RISK FACTORS

      An investment in our common stock involves a number of risks. You should carefully consider these risks, together with all of the other information included or incorporated by reference in this prospectus, before you decide to purchase our common stock. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or risks and uncertainties we currently view as immaterial or do not reasonably anticipate occurring, may also impair our business operations. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows. In that case, you may lose all or part of your investment in our common stock.

We are a holding company with no operations and no assets other than investments in our subsidiaries.

      We are a holding company that conducts all of our operations through our subsidiaries. All of our operating income is generated by our subsidiaries. We rely on dividends and other advances and transfers of funds from our subsidiaries to provide the funds necessary to meet our debt service obligations, which include payment of principal and interest on our senior secured credit facility and our $406.0 million of 10.75% senior notes due 2011. The ability of our subsidiaries to pay these dividends and make these advances and transfers is subject to applicable state and non-U.S. laws. Further, the credit agreements of Greyhound Lines, Inc. currently restrict the payment of dividends by Greyhound Lines, Inc. to us, and subject to the terms of our existing indebtedness, any future credit facilities our subsidiaries may enter into may restrict or prohibit distributions, dividends or loans from those subsidiaries to us. Claims of creditors, including general creditors, of our subsidiaries on the assets of these subsidiaries will have priority over our claims generally (except to the extent that we may be a creditor of the subsidiaries and our claims are recognized) and claims by our stockholders.

We face increasing competitive and external pressures and if we are unable to effectively respond to these pressures, our market share may be reduced and our financial performance may be harmed.

      Like many industries, our businesses compete in the areas of pricing and service and face competitive pressures from various sources. Our Greyhound services business’ primary sources of competition for passengers are automobile travel, low cost air travel by both regional and national airlines and, in some markets, regional bus companies and trains. The automobile is the most significant form of competition to Greyhound. The out-of-pocket costs of operating an automobile are generally less expensive than bus travel, particularly for multiple persons traveling in a single car.

      The education, public transit and healthcare transportation services industries are each highly fragmented, each with several large companies and a substantial number of smaller locally-owned or government-owned operators in the respective industry. Our competitors in the education services industry include many school districts since most school districts operate their own school bus systems. Similarly, while the majority of the paratransit bus routes are operated by private entities (including several large companies), our public transit business competes with many municipalities as most municipalities operate their own fixed route municipal bus services. Competitors of our healthcare transportation business include numerous municipal, fire and paramedic departments and hospitals that operate their own ambulance systems.

      Our emergency management services business competes with some national companies as well as with many regional and local service providers. In addition to factors based on price, competition for these services is often based upon the ability to make available physicians capable of providing high quality care and the reputation of our emergency management operations among hospitals and physicians. Competition is also based upon the proper utilization of the emergency department, as well as the ability to integrate the emergency department with other hospital departments and to provide value added services.

      There can be no assurance that we will be able to compete successfully against these sources of competition or other competitive or external factors in order to maintain our existing business or to obtain new business.

Our Greyhound services business is subject to regulation under the Americans with Disabilities Act that could increase its operating expenses.

      Our Greyhound services business is subject to regulation under the Americans with Disabilities Act pursuant to regulations adopted by the U.S. Department of Transportation, or the USDOT. The regulations require that all new buses acquired by Greyhound Lines, Inc. for its fixed route operations must be equipped with wheelchair lifts. Additionally, by October 2006, one-half of Greyhound Lines, Inc.’s fleet involved in fixed route operations must be lift-equipped, and by October 2012, the fleet must be entirely lift-equipped. The regulations do not require the retrofitting of existing buses with lift equipment or the purchase of accessible used buses. Currently, the added cost of a built-in lift device in a new bus is approximately $35,000 plus Greyhound Lines, Inc. incurs additional maintenance and employee training costs. Passenger revenues could also be impacted by the loss of seating capacity when wheelchair passengers are on the bus, partially offset by potentially increased ridership by disabled persons. At December 31, 2003, approximately 17% of Greyhound Lines, Inc.’s fleet used in fixed route operations were wheelchair lift-equipped. To meet the 50% requirement by October 2006, and assuming no change in current fleet size, Greyhound Lines, Inc. must retrofit with lifts or replace 869 of its non-lift-equipped buses with lift-equipped buses.

We have substantial indebtedness and servicing our debt obligations requires a significant amount of cash; Our ability to generate cash depends on many factors that may be beyond our control.

      As of February 29, 2004, we had $1,233.9 million of consolidated short-term and long-term debt, and our shareholders’ equity was $1,330.0 million.

      Our ability to satisfy our debt service obligations will depend, among other things, upon the future operating performance of our subsidiaries and our ability to refinance indebtedness when necessary. Each of these factors largely depends on economic, financial, competitive and other factors beyond our control. If, in the future, we cannot generate sufficient cash from operations to meet our debt service obligations, we may need to reduce or delay capital expenditures. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

Our operations will be restricted by the terms of our debt, which could have a material adverse effect on us.

      The indenture governing our senior notes, our senior secured credit facility and the agreements governing our other indebtedness contain a number of significant restrictive covenants. Our senior secured credit facility is secured by our assets, including the capital stock and assets of certain of our subsidiaries. Moreover, our ability to borrow under the revolving credit facility of our senior secured credit facility is subject to certain restrictions. These covenants and other restrictions could have a material adverse effect on us by limiting our ability to plan for or react to market conditions or to meet our capital needs. These covenants and other restrictions, among other things, restrict our ability and the ability of certain of our subsidiaries to:

•	incur additional debt;

•	pay dividends on, or repurchase, our equity interests;

•	make investments;

•	enter into transactions with our affiliates;

•	use assets as security in other transactions; and

•	sell all or substantially all of our assets or merge with or into other companies.

      In addition, our senior secured credit facility requires us to maintain specified financial ratios and meet other financial tests. Our failure to comply with these covenants could result in an event of default, which, if not cured or waived, could result in the lenders under the senior secured credit facility declaring all amounts borrowed under the senior secured credit facility, together with accrued interest, to be due and payable. In addition, this could result in an event of default under our other debt agreements. If we were unable to make this repayment or otherwise refinance these borrowings, the lenders under the senior secured credit facility could foreclose on the assets pledged to the lenders as security. If we were able to refinance these borrowing on less favorable terms, our results of operations and financial condition could be adversely impacted by increased costs and less favorable terms, including rates and covenants.

We and our subsidiaries may be able to incur substantially more indebtedness, which may increase the risks created by our substantial indebtedness.

      The terms of the indenture governing our senior notes do not fully prohibit us or our subsidiaries from incurring additional indebtedness. If we or our subsidiaries are in compliance with the financial covenants set forth in the senior secured credit facility and the indenture governing the senior notes, we and our subsidiaries may be able to incur substantial additional indebtedness. In addition, certain of our subsidiaries are not subject to these financial covenants. If we or any of our subsidiaries incur additional indebtedness, the related risks that we and they now face may intensify.

Greyhound Lines, Inc. received a report from its auditors, which indicates that there is substantial doubt as to whether the use of the “going concern” assumption is appropriate.

      In the audit report dated March 26, 2004, Greyhound Lines, Inc.’s auditors included an explanatory paragraph that stated that Greyhound Lines, Inc.’s consolidated financial statements had been prepared assuming Greyhound Lines, Inc. will continue as a “going concern.” The report stated that the fact that Greyhound Lines, Inc. may not remain in compliance with the financial covenants under its secured revolving credit facility, or the Greyhound Facility, in 2004 and that the Greyhound Facility matures in October 2004 and will need to be extended or refinanced, raised substantial doubt about its ability to continue as a “going concern.” Greyhound Lines, Inc. is in discussions with its lender group to modify certain terms and covenants of the Greyhound Facility, as well as to extend the maturity date. Although Greyhound Lines, Inc. has been successful in obtaining necessary amendments and extensions to the Greyhound Facility in the past, there can be no assurances that it will obtain additional modifications in the future if needed, or that the cost of any future modifications or other changes in the terms of the Greyhound Facility would not have a material effect on Greyhound Lines, Inc. or us. If unsuccessful, this may impact Greyhound Lines, Inc.’s ability to continue as a going concern. If the “going concern” basis on which Greyhound Lines, Inc.’s consolidated financial statements were prepared was not appropriate for those consolidated financial statements, then significant adjustments would need to be made to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. Accordingly, if such changes were made to Greyhound Lines, Inc.’s consolidated financial statements, significant adjustments would be required to its and our consolidated financial statements and we may be required to honor certain Greyhound Lines, Inc. lease commitments and pension obligations.

Reduced availability of insurance or changes in estimated reserves could have a material adverse effect on our financial condition or results of operations.

      Insurance coverage and risk management expense are key components of our cost structure. We are required by our insurance carriers, some states, and the Surface Transportation Board of the USDOT to maintain collateral deposits or provide other security pursuant to our insurance program. A decision by our insurers, the states or the USDOT to modify our program substantially by increasing cost, reducing availability or increasing collateral, could have a material adverse effect on our financial condition or results of operations.

      In addition, we are self-insured up to certain limits for costs associated with workers’ compensation claims, vehicle accidents, professional liability claims and general business liabilities. Reserves are established for estimates of the loss that we will ultimately incur on claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are based upon actuarial valuations that are prepared quarterly by our outside actuaries. The actuarial valuations consider a number of factors, including historical claim payment patterns and changes in case reserves, the assumed rate of increase in healthcare costs and property damage repairs and ultimate court awards. Historical experience and recent trends in the historical experience are the most significant factors in the determination of these reserves. We believe the use of actuarial methods to account for these reserves provides a consistent and effective way to measure these subjective accruals. However, given the magnitude of the claims involved and the length of time until the ultimate cost is known, the use of any estimation technique in this area is inherently sensitive. Accordingly, our recorded reserves could differ from our ultimate costs related to these claims due to changes in our accident reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and future cost increases.

Terrorism and other acts of violence may have a material adverse effect on our Greyhound services business’ operating results.

      Following the September 11, 2001 terrorist attacks, our Greyhound services business increased its spending for safety and security in the bus terminals by approximately $5.0 million annually. Additionally, it is possible that the Transportation Security Administration could mandate security procedures that exceed the level currently provided, further increasing costs. The Greyhound services business has also incurred significant increases in insurance costs, some of which is due to several significant claims arising from in-transit criminal assaults against drivers. Past terrorist acts and incidents on buses, or perceptions about future attacks, including changes in the Homeland Security threat levels, have and could continue to adversely affect passenger demand in the Greyhound services business.

Our Greyhound services business is dependent on peak travel periods.

      Our Greyhound services business is seasonal in nature and generally follows the pattern of the travel industry as a whole, with peaks during the summer months and the holiday periods. As a result, a disproportionate amount of Greyhound’s annual cash flows is generated during the peak travel periods. The day of the week on which specific holidays occur, the length of specific holiday periods and the date on which those holidays occur within a fiscal quarter, may also affect Greyhound’s results of operations. Therefore, an event that adversely affects ridership during any of these peak periods in any year could have a material adverse effect on our Greyhound services business’ financial condition and results of operations for that year.

Our education services, public transit services and healthcare transportation businesses are highly dependent on our ability to obtain adequate bonding coverage.

      Our education services, public transit services and healthcare transportation businesses are highly dependent on our ability to obtain performance bond coverage sufficient to meet bid requirements imposed by potential customers. Many school boards are requiring higher dollar-value performance bonds from their service providers. There can be no assurance that we will be able to obtain access to adequate bonding capacity or that bonding will be available on terms acceptable to us. If adequate bonding capacity is not available or if the terms of the bonding are too onerous, there would be a material adverse effect on our business, financial condition or results of operations.

Rising fuel costs could materially adversely affect our business.

      Fuel costs constitute a significant portion of our bus transportation expenses. Historically, fuel costs represent approximately 3% to 6% of our bus transportation revenue. Fuel costs were approximately 5.1% of our historical bus transportation revenue for fiscal 2003, 4.5% for fiscal 2002 and 5.4% for fiscal 2001. Fuel prices and supplies are influenced significantly by international political and economic circumstances. If a fuel supply shortage were to arise from OPEC production curtailments, a disruption of oil imports or otherwise, higher fuel prices and any price increases could materially affect our operating results.

Our healthcare services businesses depend on reimbursements by third-party payors and individuals.

      Our healthcare transportation and emergency management businesses receive a substantial portion of their payments from third-party payors, including Medicare, Medicaid, private insurers, managed care organizations and hospitals. The reimbursement process is complex and can involve lengthy delays. Third-party payors are continuing their efforts to control expenditures for healthcare, including proposals to revise reimbursement policies. We recognize revenue when we provide healthcare services; however, there can be delays before we receive payment. In addition, third-party payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, they were for services provided that were not medically necessary or additional supporting documentation is necessary. Retroactive adjustments may change amounts realized from third-party payors. We are subject to governmental audits of our Medicare and Medicaid reimbursement claims and may be required to repay these agencies if a finding is made that we were incorrectly reimbursed. Delays and uncertainties in the reimbursement process may adversely affect accounts receivable, increase the overall costs of collection and cause us to incur additional borrowing costs.

      We also may not be reimbursed in those instances where we provide uninsured individuals emergency service in areas where an adequate subsidy is not provided. Amounts not covered by third-party payors are the obligations of individual patients. We may not receive whole or partial reimbursement from these uninsured individuals.

      We establish an allowance for Medicare, Medicaid and contractual discounts on a payor-specific basis predominantly based on prior collection experience, adjusted as needed for known changes in reimbursement rates and recent changes in payor mix and patient acuity factors. An allowance for doubtful accounts is principally based on historical collection rates, write-off percentages and accounts receivable agings. These estimates are continually analyzed and updated by management by monitoring reimbursement rate trends from governmental and private insurance payors, recent trends in collections from individual patients, the ultimate cash collection patterns from all payors, accounts receivable aging trends, operating statistics and ratios, and the overall trends in accounts receivable write-offs.

      The evaluation of these factors, as well as the interpretation of governmental regulations and private insurance contract provisions, involves complex, subjective judgments. As a result, the risks associated with third-party payors and uninsured individuals and the inability to monitor and manage accounts receivable successfully could have a material adverse effect on our business, financial condition and results of operations. Our collection policies or our allowance for Medicare, Medicaid and contractual discounts and doubtful accounts receivable may not be adequate.

Increased regulation of the healthcare industry could harm the financial condition and results of operations of our healthcare transportation and emergency management businesses.

      Healthcare, as one of the largest and most politically-charged industries in the United States, attracts much legislative interest and public attention. Changes in Medicare and Medicaid, hospital cost-containment initiatives by public and private payors, proposals to limit payments and healthcare spending and industry-wide competitive factors are highly significant to the healthcare industry. The healthcare industry is governed by a framework of federal and state laws, rules and regulations that are extremely complex and for which the industry has the benefit of little or no regulatory or judicial interpretation. If a determination is made that we were in material violation of such laws, rules or regulations, the financial condition and results of operations of our healthcare services business could be materially adversely affected.

      The Balanced Budget Act of 1997 has had the effect of reducing payments to hospitals and other healthcare providers under the Medicare program. The reductions in payments and other changes mandated by the Balanced Budget Act of 1997 have had a significant effect on our revenues. In addition, in April 2002, the United States Centers for Medicare and Medicaid Services implemented a new fee schedule for Medicare reimbursement of ambulance services. The rules that were implemented revised the policy on Medicare coverage of ambulance services focusing on the medical necessity for the particular ambulance services. Revisions to the physician certification requirements for coverage of non-emergency ambulance services were also implemented. There continues to be federal and state proposals that would, and actions that do, impose more limitations on payments to providers such as us and proposals to increase copayments and deductibles from patients.

Pension funding requirements could have a material adverse effect on our financial condition and results of operations and our ability to fund ongoing operations.

      Certain of our subsidiaries, most notably Greyhound Lines, Inc., sponsor some U.S. defined benefit pension plans, the most significant of which, the Amalgamated Transit Union Plan, or the ATU Plan, represented approximately 75% of the total plan assets and benefit obligation of the Greyhound Lines Plans as of August 31, 2003. Funding requirements under these defined benefit pension plans are mandated under federal law.

      In addition, these pension plans are subject to the Employee Retirement Income Security Act of 1974, or ERISA, and the PBGC has the authority to terminate an underfunded plan under certain circumstances. In the event any of our U.S. pension plans are terminated for any reason while the plans are underfunded, we will incur a liability to the PBGC that may be equal to the entire amount of the underfunding. In accordance with the Reorganization Plan and pursuant to the terms and conditions of an agreement with the PBGC, or the PBGC Agreement, we have made and are obligated to make contributions to the Greyhound Lines Plans in addition to the contributions, if any, required under the minimum funding requirements of ERISA. See “Use of Proceeds.” Based upon current regulations and plan asset values at February 29, 2004 and taking into account the contributions required under the PBGC Agreement, we do not anticipate any significant additional minimum funding requirements for the pension plans for the next several years. This estimate is based on various assumptions relating to, among other things, future discount rates, mortality rates, returns on the investment of the assets of the pension plans, and applicable U.S. legal requirements. Nevertheless, there is no assurance that actual experience will not otherwise vary from current assumptions, which would result in us being required to make significant additional minimum funding contributions earlier than currently expected. Any significant additional minimum funding contributions could have a material adverse effect on our financial condition and results of operations and our ability to fund ongoing operations as well as reduce cash available to service our debt.

Certain provisions in our charter documents and rights plan have anti-takeover effects.

      Certain provisions of our certificate of incorporation and bylaws, as well as the General Corporation Law of the State of Delaware, may have the effect of delaying, deferring or preventing a change in control of Laidlaw International. Such provisions, including those regulating the nomination of directors, limiting who may call special stockholders’ meetings and eliminating stockholder action by written consent, together with the possible issuance of preferred stock of Laidlaw International without stockholder approval, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of our common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder’s best interest. Additionally, our stockholder rights plan, which was adopted on June 23, 2003 in connection with our emergence from bankruptcy, may also delay, defer or prevent a change of control of Laidlaw International. Under the rights plan, each outstanding share of common stock has one right attached that trades with the common stock. Absent prior action by our board of directors to redeem the rights or amend the rights plan, upon the consummation of certain acquisition transactions, the rights would entitle the holder thereof (other than the acquiror) to purchase shares of common stock at a discounted price in a manner designed to result in substantial dilution to the acquiror.

Dividends are not anticipated; Payment of dividends is currently prohibited.

      We do not anticipate paying any dividends on our common stock in the foreseeable future. In addition, covenants in our senior secured credit facility may prohibit the payment of cash dividends and our ability to repurchase shares of common stock. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the common stock.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the common stock offered by this prospectus. The net proceeds from the sale of common stock will be used to fulfill certain of our obligations under the PBGC Agreement. Pursuant to the PBGC Agreement, on June 23, 2003, in connection with our emergence from bankruptcy, we and our subsidiaries contributed $50.0 million in cash to the Greyhound Lines Plans and issued 3,777,419 shares of our common stock to a trust, or the Pension Plan Trust. Further, pursuant to the PBGC Agreement, we will contribute an additional $50.0 million in cash to the Greyhound Lines Plans by June 30, 2004. These contributions and transfers will be in addition to the minimum funding obligations to the pension plans, if any, required under current regulations.

      The trustee of the Pension Plan Trust is U.S. Trust Company, National Association, New York, New York. The PBGC Agreement requires the trustee to sell the common stock at our direction as soon as practicable, but in no event later than December 31, 2004. We will contribute all net proceeds from the sales of the common stock held in the Pension Plan Trust directly to the Greyhound Lines Plans. If the net proceeds from the common stock sales exceed $50.0 million, the excess amount may be credited against any of our future required minimum funding obligations, but will not reduce the June 2004 required contribution under the PBGC Agreement. If the net proceeds from the common stock sales are less than $50.0 million, we will be required to contribute the amount of the shortfall in cash to the pension plans in December 2004.

DESCRIPTION OF CAPITAL STOCK

      Under our certificate of incorporation, we are authorized to issue 500,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of Series A junior participating preferred stock, par value $.01 per share.

Common Stock

      The holders of common stock are entitled to one vote for each share owned by the holder on all matters submitted to a vote of the stockholders. Our certificate of incorporation does not permit cumulative voting in the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available therefor. However, it is not presently anticipated that dividends will be paid on common stock in the foreseeable future. See “Risk Factors — Dividends are not anticipated; Payment of dividends is currently prohibited.” In the event of a liquidation, dissolution or winding up of Laidlaw International, holders of common stock are entitled to share equally and ratably in any assets remaining after the payment of all debt and liabilities, subject to the prior rights of holders of the preferred stock, if any such shares are outstanding. Holders of common stock have no preemptive or other subscription or conversions rights. The common stock is not subject to redemption.

Rights Agreement

      Shares of the Series A junior participating preferred stock may be issued only pursuant to the rights agreement, dated as of June 23, 2003, by and between Laidlaw International and Wells Fargo Bank Minnesota, National Association, as rights agent. Under the terms of the rights agreement, each share of common stock is accompanied by one preferred share purchase right. If the rights become exercisable, each right would allow its holder to purchase from us one one-hundredth of a share of our Series A junior participating preferred stock for a purchase price of $75.00. Each fractional share of preferred stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of our common stock. Prior to exercise, however, a right does not give its holder any dividend, voting or liquidation rights.

      Exercisability. The rights are not currently exercisable and will become exercisable upon the earlier of:

•	10 days after a public announcement by Laidlaw International that a person or group has acquired 15% or more of our outstanding common stock without the prior approval of our board of directors (such person or group is referred to in this prospectus as an “acquiring person”); and

•	10 business days (or a later date determined by our board) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

      We refer to the date that the rights become exercisable as the “distribution date.” Until the distribution date, our common stock certificates will also evidence the rights and will contain a notation to that effect. Any transfer of shares of common stock prior to the distribution date will constitute a transfer of the associated rights. After the distribution date, the rights will separate from the common stock and be evidenced by rights certificates, which we will mail to all holders of rights that have not become void.

      Flip-in Event. After the distribution date, if a person or group already is or becomes an acquiring person, all holders of rights, except the acquiring person, may exercise their rights upon payment of the purchase price to purchase shares of our common stock (or other securities or assets as determined by the board) with a market value of two times the purchase price.

      Flip-over Event. After the distribution date, if a flip-in event has already occurred and we are acquired in a merger or similar transaction, all holders of rights except the acquiring person may exercise their rights upon payment of the purchase price, to purchase shares of the acquiring corporation with a market value of two times the purchase price of the rights.

      Rights may be exercised to purchase our preferred shares only after the distribution date occurs and prior to the occurrence of a flip-in event as described above. A distribution date resulting from the commencement of a tender offer or exchange offer described in the second bullet point above could precede the occurrence of a flip-in event, in which case the rights could be exercised to purchase our preferred shares. A distribution date resulting from any occurrence described in the first bullet point above would necessarily follow the occurrence of a flip-in event, in which case the rights could be exercised to purchase shares of common stock or other securities as described above.

      Redemption. Our board may redeem all (but not less than all) of the rights for a redemption price of $0.01 per right at any time before the later of the distribution date and the date of the first public announcement or disclosure by Laidlaw International that a person or group has become an acquiring person. Once the rights are redeemed, the right to exercise rights will terminate, and the only right of the holders of rights will be to receive the redemption price. The redemption price will be adjusted if we declare a stock split or issue a stock dividend on our common stock.

      Exchange. After the later of the distribution date and the date of the first public announcement by Laidlaw International that a person or group has become an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, our board may exchange each right (other than rights that have become void) for one share of common stock or an equivalent security.

      Anti-Dilution Provisions. Our board may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the preferred shares or our common stock. No adjustments to the purchase price of less than 1% will be made.

      Amendments and Expiration. Before the time rights cease to be redeemable, our board may amend or supplement the rights plan without the consent of the holders of the rights, except that no amendment may decrease the redemption price below $0.01 per right. At any time thereafter, our board may amend or supplement the rights plan only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions or to make any additional changes to the rights plan, but only to the extent that those changes do not impair or adversely affect any rights holder and do not result in the rights again becoming redeemable. The rights will expire on July 3, 2013.

Anti-takeover Effects of Charter Documents and Delaware Law

      Certain provisions of our certificate of incorporation and bylaws and the provisions of the rights agreement, together with applicable Delaware state law, may discourage or make more difficult the acquisition of control of Laidlaw International by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions are intended to discourage, or may have the effect of discouraging, certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Laidlaw International first to negotiate with Laidlaw International.

      Election and Removal of Directors. Our board of directors is divided into three classes of directors, each class having a three-year term that expires on a year different from the other classes. At each annual meeting of stockholders, the successors to the class of directors whose terms are expiring are elected to serve for three-year terms. In addition, our directors may be removed only for cause by the vote of the holders representing at least a majority of our outstanding capital stock entitled to vote at an election of directors. Any vacancy in our board, whether by reason of an increase in the number of members composing the board, or otherwise, may be filled by the affirmative vote of a majority of the remaining members of the board, even though less than a quorum. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies may deter a third party from seeking to remove incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by such removal with its own nominees.

      Stockholder Action and Special Meetings of Stockholders. Our certificate of incorporation does not permit stockholders to act by written consent in lieu of a meeting. It provides that special meetings of the stockholders may only be called by (a) the Chairman of the Board, (b) the President, (c) the Secretary within ten calendar days after receipt of a written request of a majority of the total number of directors (assuming no vacancies) or (d) persons holding at least 66 2/3% of all shares outstanding and entitled to vote at the meeting. Upon our receipt of a written request by any such executive officer or stockholders entitled to call a meeting of stockholders, our board of directors will (a) call a special meeting of the stockholders for the purposes specified in the request for a special meeting and (b) fix a record date for the determination of stockholders entitled to notice of and to vote at such meeting, which record date will not be later than 60 calendar days after the date of our receipt of the request to call the meeting. No special meeting pursuant to a stockholders’ request will be required to be convened if (a) our board of directors calls an annual or special meeting of stockholders to be held not later than 90 calendar days after our receipt of a proper request by a stockholder to call a meeting and (b) the purposes of the annual or special meeting include the purposes specified in the stockholder’s request. Our bylaws provide that the business permitted to be conducted at any such meeting will be limited to that business specified in the notice of the meeting given by or at the direction of the Chairman of the Board, the President or a majority of the total number of directors (assuming no vacancies) or that is otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the total number of directors (assuming no vacancies).

      Advance Notice Requirements for Stockholder Proposals and Directors Nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 calendar days nor more than 90 calendar days prior to the anniversary of the date on which we first mailed our proxy materials for the prior year’s annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 calendar days before or after the anniversary of the prior year’s annual meeting, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth calendar day following the day on which public disclosure of the date of the annual meeting was made. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

      Authorized But Unissued Shares. Our certificate of incorporation provides that we are authorized to issue 500,000,000 shares of common stock. As of the date of this prospectus, an aggregate of 103,806,110 shares of common stock, including the 3,777,419 shares offered by this prospectus, were issued and outstanding. Authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of Laidlaw International by means of a proxy contest, tender offer, merger or otherwise.

      Supermajority Vote Requirements. Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on the matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation and bylaws require the affirmative vote of the holders of at least 66 2/3% of securities entitled to vote on the matter, to amend, repeal or adopt any provision inconsistent with certain provisions, including those provisions relating to:

•	the classified board of directors;

•	directorship vacancies and removal of directors;

•	action by written consent of stockholders;

•	special meetings of stockholders; and

•	stockholder proposals and nomination of directors.

      Delaware Section 203. As a Delaware corporation, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits an “interested stockholder” from engaging in a “business combination” for a period of three years following the date the person became an interested stockholder, unless:

•	prior to the date the person became an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock, excluding certain shares owned by corporate insiders and shares issued after the transaction commenced; or

•	the business combination is approved by the corporation’s board of directors and authorized by the affirmative vote of holders of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      The term “business combination” is defined generally to include mergers or consolidations between a corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as any stockholder who becomes the beneficial owner of 15% or more of the corporation’s voting stock.

PLAN OF DISTRIBUTION

      We may sell the common stock offered by this prospectus in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters or dealers for resale to the public or to investors;

•	directly to purchasers; or

•	through a combination of any of these methods.

      To the extent required, we will set forth in a prospectus supplement the terms of the offering of the common stock, including the name or names of any agents or underwriters, the purchase price of the common stock being offered, any over-allotment options under which underwriters may purchase additional common stock from us, any delayed delivery arrangements, any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation, any public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any agreement by us restricting our ability to offer, sell or otherwise dispose of shares of common stock following the completion of any offering. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Agents

      We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell common stock on a continuing basis.

Underwriters or Dealers

      If we use underwriters for a sale of common stock, the underwriters will acquire the common stock for their own account. The underwriters may resell the common stock in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The common stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the common stock offered in an offering if they purchase any of the common stock in such offering. We may change from time to time any public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, which will name the underwriter and state the respective amounts underwritten, the nature of any such relationship.

Direct Sales

      We may also sell common stock directly to one or more purchasers without using underwriters or agents.

Trading Market

      Our common stock is listed on the New York Stock Exchange and the Toronto Stock Exchange. It is possible that one or more underwriters may make a market in our common stock, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our common stock.

Stabilization Activities

      Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids, which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the common stock originally sold by the dealer is purchased in a covering transaction to cover short positions. These transactions may be effected on the New York Stock Exchange or the Toronto Stock Exchange. If commenced, the underwriters may discontinue any of the activities at any time.

Delayed Delivery Contracts

      If indicated in a prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General

      Underwriters, dealers and agents that participate in the distribution of the common stock may be deemed to be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the common stock may be treated as underwriting discounts and commissions under the Securities Act. To the extent required, we will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may enter into agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may, from time to time, engage in transactions with or perform investment banking or other advisory services for us or our subsidiaries in the ordinary course of their businesses.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Jones Day, Chicago, Illinois. Certain legal matters with respect to the common stock will be passed on by counsel for any underwriters, dealers or agents, each of whom will be named in the related prospectus supplement.

EXPERTS

      The financial statements of Laidlaw International as of August 31, 2003, June 1, 2003 and for the period from June 1, 2003 to August 31, 2003, and the financial statements of Laidlaw Inc. as of August 31, 2002 and for the two years then ended, and for the period from September 1, 2002 to May 31, 2003, incorporated in this prospectus by reference to Laidlaw International’s Registration Statement on Form S-4/ A dated March 17, 2004 have been so incorporated in reliance on the audit report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is a member of the Ontario Institute of Chartered Accountants.

3,777,419 Shares

Laidlaw International, Inc.

Common Stock

PROSPECTUS

June 14, 2004